UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

HARBOR ACQUISITION CORPORATION

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

41145X107

(CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 41145X107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). David A.R. Dullum

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 825,000

	6.	Shared Voting Power 30,000

	7.	Sole Dispositive Power 825,000

	8.	Shared Dispositive Power 30,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 855,000

SCHEDULE 13G

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable

11.	Percent of Class Represented by Amount in Row (9) 5.09%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
(a)	The name of the issuer is Harbor Acquisition Corporation (the “Issuer”).

(b)	The address of the Issuer’s principal executive offices is One Boston Place, Suite 3630, Boston, Massachusetts 02108.

Item 2.
(a)	The name of the person filing this Schedule is David A.R. Dullum (the “Reporting Person”).

(b)	The principal business address of the Reporting Person is One Boston Place, Suite 3630, Boston, Massachusetts 02108.

(c)	The reporting person is a citizen of the United States of America.

(d)	The title of the class of securities to which this Schedule relates is Common Stock, $0.001 par value.

(e)	The CUSIP number of this class of securities is 41145X107.

Item 3.
Type of Reporting Person
Not Applicable

SCHEDULE 13G

Item 4.
Ownership
Reference is made to Items 5 through 11 of the Cover Page of this Schedule.

Item 5.
Ownership of Five Percent or Less of a Class
Not Applicable

Item 6.
Ownership of More than Five Percent on Behalf of Another Person
Not Applicable

Item 7.
Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable

Item 8.
Identification and Classification of Members of the Group
Not Applicable

Item 9.
Notice of Dissolution of Group
Not Applicable

Item 10.
Certification
Not Applicable

SCHEDULE 13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2007
Date
/s/ David A.R. Dullum
Signature
David A.R. Dullum, President & Secretary
Name/Title